UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
THE SECURITIES EXCHANGE ACT OF 1934

Notice of Change in the Majority of Directors

August 12, 2003

BRIAZZ, INC.
(Exact name of registrant as specified in its charter)

Washington
(State or other jurisdiction of incorporation)

000-32527
(Commission File Number)

91-1672311
 (IRS Employer Identification No.)

3901 7th Avenue South, Suite 200
Seattle, WA 98108-5206
(Address of principal executive offices and Zip Code)

(206) 467-0994
(Registrant’s telephone number, including area code)

BRIAZZ, INC.

August 19, 2003

DEAR BRIAZZ SHAREHOLDER:

        As you know, we recently completed the sale of $6.0 million of secured promissory notes and shares of our Series F Preferred Stock in return of $3.4 million in cash and the conversion of $2.6 million in outstanding equity and debt to Spinnaker Investment Partners, L.P., Deutsche Bank London Ag, Briazz Venture, L.L.C., an affiliate of Flying Food Group, L.L.C., and Delafield Hambrecht, Inc. This financing provided the Company with critically needed cash and was approved by our shareholders at the Annual Meeting on Tuesday, July 29, 2003.

        As part of their investments, the investors received the right to designate an aggregate of five individuals to our board of directors (as more fully described in the attached Information Statement). Since the investors have the right to designate a majority of our directors, we are furnishing you with information about the anticipated designees and certain other information required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended, that was not available at the time the proxy statement for the Annual Meeting was mailed to shareholders.

        While we urge you to carefully review the enclosed information about the anticipated designees, this information is for your reference only and does not require any action on your part.

        As always, thank you for your interest in the Company.

Sincerely, VICTOR D. ALHADEFF Chief Executive Officer, Chief Financial Officer and Secretary

Seattle, Washington

SCHEDULE 14F-1

TABLE OF CONTENTS

INTRODUCTION	1

DESIGNATED DIRECTORS	2

Designees of Deutsche Bank London Ag	2
Designees of Briazz Venture, L.L.C	2
Designee of Spinnaker Investment Partners, L.P.	3
Additional Appointee	3

BOARD OF DIRECTORS	3

Director Compensation	4
Meetings of the Board	4
Committees of the Board	4

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS	4
Changes in Control	6
Section 16(a) Beneficial Ownership Reporting Compliance	6
Certain Business Relationships	7

BRIAZZ, INC.

SCHEDULE 14f-1
INFORMATION STATEMENT

INTRODUCTION

        This information statement is being mailed on or about August 19, 2003 to you and other holders of record of the common stock of BRIAZZ, INC. (the “Company”) as of the close of business on June 12, 2003. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this information statement. You are urged to read this information statement carefully. You are not, however, required to take any action.

        At our annual meeting held on July 29, 2003, our shareholders, among other things, approved an offering of debt and equity (the “Offering”) to Deutsche Bank London AG (“DB”), acting through DB Advisors LLC, Briazz Venture, L.L.C. (“BV”), Spinnaker Investment Partners, L.P. (“Spinnaker”), and Delafield Hambrecht, Inc. (“Delafield”).

        As part of the Offering which was completed on August 1, 2003, we issued $6.0 million of senior secured non-convertible promissory notes (“New Notes”) to DB ($3.4 million), BV ($2.0 million), Spinnaker ($0.5 million), and Delafield ($0.1 million). The New Notes are due two years from issuance, bear interest, payable quarterly at 2.1%, and are collateralized by a security interest in all of the our assets. The New Notes are not convertible, but the conversion price of the Series F Convertible Preferred Stock (the “Series F Preferred Stock”) may be satisfied by the holder surrendering all or a portion of the notes for cancellation. We issued to the Investors an aggregate of 7,643,841 shares of Series F Preferred Stock that are initially convertible into 76,438,410 shares of common stock at an initial conversion price $0.10 per share of common stock. In the event that the fair market price of the common stock exceeds the conversion price, the Series F Preferred Stock may also be converted pursuant to a cashless exercise feature. The securities issued to DB, BV, and Spinnaker were issued in consideration of:

•	$3.4 million of cash from DB,

•	cancellation of the Series D Preferred Stock and the note with a principal amount of $2 million held by BV, and

•	cancellation of the Series E Preferred Stock and the note with a principal amount of $0.55 million held by Spinnaker.

We issued the securities to Delafield, made a cash payment to Delafield of $100,000 and have agreed to pay Delafield an additional $100,000 by the end of the Company’s third fiscal quarter in full satisfaction of a change of control fee previously owed by the company to Delafield. We also granted the Investors registration rights covering the shares of common stock issuable upon conversion of the Series F Preferred Stock. In addition, as part of the Offering, we intend to issue shares of our Series F Preferred Stock convertible into 5,299,180 shares of our common stock to new and existing members of our management. The Offering is described in more detail in our proxy statement filed with the Securities and Exchange Commission on June 26, 2003.

        In connection with the Offering, we granted DB, BV and Spinnaker the right to designate up to five persons to our Board of Directors; two by DB, two by BV and one by Spinnaker. The exercise by the investors of their right to designate directors will result in a change of the majority of our Board of Directors. As a result, we are providing you with information about the individuals that the Investors intend to designate to the Board of Directors as required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to such designation.

DESIGNATED DIRECTORS

        The directors that the investors have designated will serve on the Board of Directors until the 2004 Annual Meeting of Shareholders or until their earlier retirement, resignation or removal. Information on the experience and qualifications of each designee is set forth below. The Company anticipates appointing these directors to fill vacancies on the Board of Directors effective on the tenth day after the mailing date of this Schedule 14f-1.

Designees of Deutsche Bank London Ag

Paul Bigler	Age: 46

Mr. Bigler has served as the managing director and chief operating officer of DB Advisors, LLC since the beginning of 2003. From 2002 to 2003, he served as managing director of global head equity market risk management for Deutsche Bank Securities Inc. Prior to joining Deutsche Bank Securities Inc., Mr. Bigler served in various capacities with Deutsche Bank AG from 1999 to 2001 including managing director of global finance and managing director, UK region treasurer. From 1996 through 1999, Mr. Bigler held positions with ABN-AMRO Bank N.V. including managing director – fixed income, senior vice president (global head of short term trading) and senior vice president and regional treasurer (Middle East and Africa). Mr. Bigler received a BA in business administration from Vanderbilt University and a MBA – Finance from the Wharton School of Business, University of Pennsylvania.

Glenn MacMullin	Age: 33

Mr. MacMullin has served as a director of DB Advisors, LLC since May 2002. From April 2001 to April 2002 he served as a director at Deutsche Bank Securities, Inc. From 1998 to 2001 he served in various positions with Deutsche Bank Offshore including head of investment funds and manager – investment funds. Mr. MacMullin received a bachelor of business administration from St. Francis Xavier University and is a chartered accountant in Canada.

Designees of Briazz Venture, L.L.C.

Sue L. Gin	Age: 61

Ms. Gin is the founder, owner, chairman and chief executive officer of Flying Food Group, LLC Ms. Gin has also served as a Director of Exelon Corporation since October 20, 2000. In addition, Ms. Gin has previously served as a director of Unicom Corporation and Commonwealth Edison Company.

David Cotton	Age: 51

Mr. Cotton has been the chief financial officer of Flying Food Fare, Inc. and its subsidiaries and affiliates, including Flying Food Group, L.L.C. since 1996 and has served in the same role for Briazz Venture, L.L.C. since its formation.

Designee of Spinnaker Investment Partners, L.P.

        Spinnaker has designated one of our existing directors, Charles C. Matteson, Jr. as its director pursuant to the terms of the Offering. Mr. Matteson’s biography is available in the Schedule 14A filed with the Securities and Exchange Commission on June 26, 2003.

Additional Appointee

Milton Liu	Age: 36

Mr. Liu has served as Director of Operations to the Company since May 2003. Subject to the purchasers in the Offering, Mr. Liu is expected to be appointed as an officer and director of the Company. Prior to contracting with the Company, Mr. Liu served in various capacities, including as Chief Operating Officer, with Flying Food Group LLC, a private food service company from 1998 until 2003. Mr. Liu also served as a consultant for McKinsey & Co. from 1994 to 1998. Mr. Liu received a B.A. in political science and economics from Yale University and an MBA from Kellogg Graduate School of Management.

BOARD OF DIRECTORS

        Our business is managed under the direction of the Board. We are currently authorized to have seven directors. Two directors currently serve on the Board. Each director is elected for a period of one year at the annual meeting of shareholders and serves until the next annual meeting or until his or her successor is duly elected and qualified. The Board has responsibility for establishing broad corporate policies and for our overall performance. It is not, however, involved in operating details on a day-to-day basis.

        In order for a shareholder to nominate one or more candidates for election as directors at an annual meeting of shareholders, the shareholder must give timely notice of the proposal to nominate such candidate(s) in writing to our Secretary not less than 90 days prior to the first anniversary of the date that our annual meeting was held.

Director Compensation

        Directors who are also our officers or employees do not receive any compensation for their services as directors. Each non-employee director receives reimbursement for reasonable expenses of attending board meetings. In addition, we have granted in the past nonqualified stock options to each non-employee director. During fiscal 2002, we granted options to acquire 10,000 shares of common stock to each of the following directors: Richard Fersch, Charles C. Matteson, Jr., and Dan Kourkoumelis. Such options were fully vested upon grant and are exercisable for $1.26 per share. We do not provide additional compensation for committee participation or special assignments of the board of directors.

        At the Annual Meeting, the shareholders approved the adoption of the 2003 Stock Plan (the “Plan”). The Plan reserves 12,000,000 shares of our common stock for issuance under options to be granted to our officer, directors and employees. As part of the Offering, we agreed to issue options exercisable into 5,299,171 shares of our common stock to new and existing members of our management, which may include Mr. Liu.

Meetings of the Board

        The Board meets on a regularly scheduled basis during the year to review significant developments affecting us and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between regularly scheduled meetings. The Board met eight times during our fiscal year ended December 29, 2002. No incumbent member attended fewer than 75% of the total number of meetings of the Board and of any Board committees of which he was a member during that fiscal year.

Committees of the Board

        Committees of the Board consist of an Audit Committee and a Compensation Committee. The Audit Committee, currently composed of Mr. Matteson, reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the recommendation to engage our independent auditors, the scope of the annual audits, the fees to be paid to our auditors, the performance of our auditors, our accounting practices, internal controls and conflict of interest transactions. The Board of Directors has adopted a written charter for the audit committee. The Audit Committee met twice times during the fiscal year ended December 29, 2002. The Compensation Committee, currently composed of Mr. Matteson, recommends, reviews and approves the salaries, benefits and stock incentive plans for our executive officers. The Compensation Committee also administers our compensation plans. The Compensation Committee met eight times during the fiscal year ended December 29, 2002.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

        The following table sets forth certain information known to BRIAZZ with respect to the beneficial ownership of our common stock as of August 6, 2003, by

(i)	each person known by us to be the beneficial owner of more than five percent (5%) of the outstanding common stock,

(ii)	each of our directors and each person proposed to be appointed as director,

(iii)	each of our named executive officers, and

(iv)	all directors and officers as a group.

Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Please see the post-financing capitalization information contained in the Schedule 14A filed with the Securities and Exchange Commission on June 26, 2003 for additional details of the impact of the Offering.

Directors, Director Nominees, Named Executive Officers and 5% Shareholders(1)	Number of Shares Beneficially Owned(2)		Percent of Class

Victor D. Alhadeff	1,108,246	(3)	17.61%
Charles C. Matteson, Jr.	6,420,126	(4)	51.75%
Paul Bigler	--	(5)	*
Glen MacMullin	--	(5)	*
David Cotton	--	(6)	*
Nancy Lazara	105,000	(7)	1.74%
Sue L. Gin	25,622,670	(8)	81.05%
Milton Liu	--	(8)	*

All directors, nominees and executive officers (8 persons)	33,256,037	(9)	86.63%

5% Shareholders
Deutsche Banke London AG	43,559,620	(10)	87.91%
Briazz Venture, L.L.C	25,622,670	(8)	81.05%
Spinnaker Investment Partners, L.P.	6,406,120	(4)	51.67%
Whitney Equity Partners, L.P.	814,329	(11)	13.47%
Delafield Hambrecht, Inc.	850,000	(12)	12.40%
Jack Benaroya	676,152	(13)	10.95%
Alhadeff Limited Partnership II	473,807	(3)	7.91%
Howard Schultz	387,997	(14)	6.35%

*	Represents beneficial ownership of less than one percent (1%) of the common stock.
(1)	Unless otherwise indicated, the address of each beneficial owner is the address of BRIAZZ.
(2)

Beneficial ownership is determined in accordance with the rules of the SEC, based on factors including voting and investment power with respect to shares. Common stock subject to options and warrants currently exercisable, or exercisable within 60 days after August 6, 2003, are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership for any other person. Applicable percentage ownership is based on the aggregate common stock outstanding as of August 6, 2003, which was 5,990,916, together with the applicable options and warrants of such shareholder.

(3)

Represents, with respect to Mr. Alhadeff, 331,019 shares held directly, 101,430 shares issuable upon exercise of warrants exercisable at $5.74 per share, 202,000 shares issuable upon the exercise of stock options, of which 79,067 are exercisable at $1.50 per share, 2,000 are exercisable at $2.34 per share, 114,314 are exercisable at $4.70 per share, 6,519 are exercisable at $6.00 per share and 100 are exercisable at $1,632 per share, and 473,807 shares held by Alhadeff Limited Partnership II.

(4)

Represents 4,006 shares held directly by Mr. Matteson, 10,000 shares issuable upon exercise of stock options exercisable at $1.26 per share and up to approximately 6,406,120 shares of common stock issuable to Spinnaker Investment Partners, L.P. upon conversion of 640,612 shares of Series F Convertible Preferred Stock at an aggregate conversion price of up to $640,612. Mr. Matteson is a limited partner in Spinnaker Investment Partners, L.P. and a manager of Spinnaker Capital Partners, LLC, the general partner of Spinnaker Investment Partners, L.P., and disclaims all beneficial ownership of these shares. The address of Spinnaker Investment Partners, L.P. is 2425 Post Road, Suite 103, Southport, Connecticut 06890.

(5)	Mr. Bigler and Mr. MacMullin are officers of DB Advisors, LLC, an affiliate of DB.
(6)

Mr. Cotton is the chief financial officer of Flying Food Fare, Inc. and its subsidiaries and affiliates, including Flying Food Group, L.L.C. and Briazz Venture, L.L.C. Mr. Cotton disclaims beneficial ownership of the securities held by Briazz Venture, L.L.C.

(7)

Represents 50,000 shares held directly and 55,000 shares issuable upon exercise of stock options, of which 13,000 are exercisable at $0.69 per share, 19,905 are exercisable at $1.50 per share, 19,842 are exercisable at $4.70 per share, 2,156 are exercisable at $6.00 per share, 34 are exercisable at $1,632.00 per share and 63 are exercisable at $1,800.00 per share.

(8)

Represents up to approximately 25,622,670 shares issuable upon conversion of 2,562,267 shares of Series F Convertible Preferred Stock issued to Briazz Venture, L.L.C. at an aggregate conversion price of up to $2,562,267. The address for Briazz Venture, L.L.C. is 212 North Sangamon, Suite 1-A Chicago, Illinois 60607. Ms. Gin is the manager of Briazz Venture, L.L.C. and holds a majority 87.5% interest in Briazz Venture, L.L.C. Mr. Liu holds a minority 12.5% interest in Briazz Venture, L.L.C. Mr. Liu disclaims all beneficial ownership of these securities.

(9)

Includes 368,430 shares subject to options or warrants exercisable within 60 days of April 10, 2003, approximately 6,406,120 shares issuable to Spinnaker Investment Partners, LP as described in footnote 4 and approximately 25,622,670 shares issuable to Briazz Venture, L.LC as described in footnote 8.

(10)

Represents up to approximately 43,559,620 shares issuable upon conversion of 4,355,962 shares of Series F Convertible Preferred Stock issued to Deutsche Bank London AG, the London branch of Deutsche Bank AG, at an aggregate conversion price of up to $4,355,962. The address for Deutsche Bank London AG is 31 West 52nd St., New York, New York 10019.

(11)

Represents shares beneficially owned by Whitney Equity Partners, L.P. Represents 617,358 shares held directly, 196,971 shares issuable upon exercise of warrants exercisable at $5.74 per share and 21,692 shares issuable upon exercise of stock options held by Peter Castleman, a Managing Director of Whitney & Co., of which 1,667 are exercisable at $1.50 per share, 10,000 are exercisable at $4.70 per share, 10,000 are exercisable at $6.00 per share and 25 are exercisable at $1,800.00 per share. The name of the general partner of Whitney Equity Partners, L.P. is J. H. Whitney Equity Partners, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901. The names and business address of the members of J. H. Whitney Equity Partners, L.L.C. are as follows: Peter M. Castleman, Jeffrey R. Jay, William Laverack, Jr., Daniel J. O’Brien and Michael R Stone, the business address of each of whom is 177 Broad Street, Stamford, CT 06901.

(12)

Represents up to approximately 850,000 shares issuable upon conversion of 85,000 shares of Series F Convertible Preferred Stock at an aggregate conversion price of up to $85,000. The address for Delafield Hambrecht, Inc is 701 Fifth Avenue, Suite 3800, Seattle, Washington 98104.

(13)

Represents 492,961 shares held directly and 183,191 shares issuable upon exercise of warrants exercisable at $5.74 per share. The address for Mr. Benaroya is c/o Benaroya Capital Company, L.L.C., 1001 Fourth Avenue, Suite 4700, Seattle, Washington 98154.

(14)

Represents 271,190 shares held directly, 104,470 shares issuable upon exercise of warrants exercisable at $5.74 per share and 12,337 shares issuable upon exercise of stock options, of which 1,667 are exercisable at $1.50 per share, 10,000 are exercisable at $6.00 per share, 167 are exercisable at $600.00 per share, 261 are exercisable at $1,632.00 per share and 242 shares are exercisable at $3,900.00. The address for Mr. Schultz is c/o Starbucks Corporation, 2401 Utah Avenue South, Seattle, Washington 98134.

Changes in Control

        If we default on payments to Laurus Master Fund Ltd., Laurus has the right to convert outstanding amounts owed under the convertible promissory note into common stock at a conversion price of $0.10 per share with respect to the first $350,700 and $0.30 per share with respect to the remainder outstanding under the note. In addition, Laurus Master Fund holds warrants to acquire up to 400,000 shares of our common stock. If Laurus were to convert or exercise a substantial portion of their convertible note or warrants, Laurus could hold sufficient shares to exercise a great deal of control over our affairs. While Laurus has agreed not to convert into and hold more than 4.99% of our shares of common stock at any given time, it may revoke this limitation at its option on 75 days notice.

        As noted in the section entitled “Introduction,” DB, BV and Spinnaker each hold shares of our Series F Preferred Stock convertible into a substantial majority of our common stock and have the right to nominate up to five directors to our Board of Directors between them. Ms. Gin is the manager of BV, owns 87.5% of the equity of BV and exercises control over BV. In addition, Mr. Liu owns a minority interest of 12.5% in BV. Charles C. Matteson is a limited partner in Spinnaker and a manager of Spinnaker’s general partner. Paul Bigler is the managing director and chief operating officer of DB Advisors LLC, an affiliate of DB, and Glen MacMullin is a director of DB Advisors LLC.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act, requires that our officers and directors, and persons who own more than ten percent (10%) of a registered class of the Company’s equity securities, file reports of ownership and changes of ownership with the Securities and Exchange Commission (the “SEC”). Officers, directors and greater than ten percent (10%) shareholders are required by SEC regulation to furnish us with copies of all such reports they file.

        Based solely on our review of the copies of such reports received by us, and on written representations by our officers and directors regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, we believe that, with respect to the fiscal year ended December 29, 2002, our officers and directors, and all of the persons known to us to own more than ten percent (10%) of our Common Stock, filed all required reports on a timely basis, except as follows:

•	Victor D. Alhadeff, chairman of the Board, Chief Executive Officer, Chief Financial Officer and Secretary, filed one Form 4 late. The filing was due on September 1, 2002 but was not filed until September 10, 2002.

•	Dan Kourkoumelis, a director, did not file a Form 4 for an option grant made on May 2, 2002 until June 6, 2003.

•	Richard Fersch, a director, did not file a Form 4 for an option grant made on May 2, 2002 until June 6, 2003.

•	Charles C. Matteson, Jr., a director, filed his Form 3 late and did not file a Form 4 for an option grant made on May 2, 2002, and stock purchased on May 22, 2002 until June 19, 2003.

•	Joel Sjostrom, Vice President Retail Operations, did not file a Form 4 for certain stock purchases in May 2002 until May 14, 2003.

Certain Business Relationships

Sue L. Gin is the chairman and chief executive officer of Flying Food Group, L.L.C., David Cotton is chief financial officer of Flying Food Group and Milton Liu served as chief operating officer of Flying Food Group until he joined Briazz. In late 2002, we entered into a Food Production Agreement with Flying Food Group pursuant to which we anticipate making payments in excess of five percent of our gross revenues for the last fiscal year. Under the agreement, Flying Food Group has agreed to manufacture and package all food products we sell in our existing markets for the term of the agreement. Currently, Flying Food Group is providing us with products in Chicago and Seattle. Pursuant to the Food Production Agreement, Flying Food Group subcontracts the Los Angeles production to HEMA Foods, Inc. (HEMA). Flying Food Group has declined to serve our cafés in San Francisco. As a result, we continue to operate our central kitchen in that location while actively seeking a third–party provider. We will pay Flying Food Group and HEMA for their actual cost incurred in production of the food items plus a profit factor negotiated with Flying Food Group. At August 1, 2003, our accounts payable to Flying Food Group was approximately $1 million.

The agreement allows us to change our menu items provided we give reasonable notice to Flying Food Group and the number of items on our menu remains relatively constant. In addition, the agreement generally prohibits Flying Food Group from using our trademarks for its own purposes. However, it does not forbid Flying Food Group to use the same food formulations, recipes or ingredients for products that it sells to the food service industry.

Under the agreement, Flying Food Group must ensure that all products sold to us meet state and federal standards and must maintain a Hazard Analysis Critical Control Point (HACCP) program similar to the program previously maintained at our central kitchens. Flying Food Group must also indemnify us for damages arising from their failure to provide us with food meeting these standards.

As part of the transition to using Flying Food Group and HEMA as our suppliers, we agreed to transfer them, without charge, any of our central kitchen equipment that may be requested by them. If the production agreement is terminated within one year following commencement of production, Flying Food Group and HEMA will return the equipment to us. Otherwise, Flying Food Group and HEMA will retain all transferred equipment.